UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NeoMedia Technologies, Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

640505103
(CUSIP Number)

Mark Angelo
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

January 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 640505103	Page 2 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YA Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8
SHARED VOTING POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock[1]
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock

Warrant to purchase up to 225,000 shares of common stock at $0.01

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock
Warrant to purchase up to 225,000 shares of common stock at $0.01

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock
Warrant to purchase up to 225,000 shares of common stock at $0.01

SCHEDULE 13D
CUSIP No. 640505103	Page 3 of 15

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0% in shares; 52.0% upon potential conversion of Series D Preferred Stock[1]
14	TYPE OF REPORTING PERSON* PN
_______________________
1 See Item 5(a) hereof.

SCHEDULE 13D
CUSIP No. 640505103	Page 4 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock[1]
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock

Warrant to purchase up to 225,000 shares of common stock at $0.01

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock

Warrant to purchase up to 225,000 shares of common stock at $0.01

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock
Warrant to purchase up to 225,000 shares of common stock at $0.01

SCHEDULE 13D
CUSIP No. 640505103	Page 5 of 15

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0% in shares; 52.0% upon potential conversion of Series D Preferred Stock[2]
14	TYPE OF REPORTING PERSON* OO
_______________________
2 See Item 5(a) hereof.

SCHEDULE 13D
CUSIP No. 640505103	Page 6 of 15

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8
SHARED VOTING POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock[1]
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock

Warrant to purchase up to 225,000 shares of common stock at $0.01

	9	SOLE DISPOSITIVE POWER 0
10
SHARED DISPOSITIVE POWER

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock

Warrant to purchase up to 225,000 shares of common stock at $0.01

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

36,331,729 Shares of Common Stock
Purchase of up to 14,113,500 shares of commons stock of Series C 8% Convertible Preferred Stock
Purchase of up to 2,250,000,000 shares of commons stock from Series D Convertible Preferred Stock
Warrant to purchase up to 225,000 shares of common stock at $0.01

SCHEDULE 13D
CUSIP No. 640505103	Page 7 of 15

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0% in shares; 52.0% upon potential conversion of Series D Preferred Stock[3]
14	TYPE OF REPORTING PERSON* IN
_______________________
3 See Item 5(a) hereof.

SCHEDULE 13D
CUSIP No. 640505103	Page 8 of 15

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.01 per share (the “Common Shares”), of NeoMedia Technologies, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is Two Concourse Parkway, Suite 500, Atlanta, GA 30328.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by YA Global Investments, L.P. (“YA Global”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (YA Global, Yorkville and Angelo collectively, the “Reporting Persons”).  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

YA Global, a Cayman Islands exempt limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business in investing in securities and other investment opportunities.  Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of YA Global, which is the record holder of the Common Shares reported on the cover pages hereof (the “Subject Shares”).  Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of YA Global and President and Managing Member of Yorkville.  Angelo is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) YA Global is a Cayman Islands exempt limited partnership.  Yorkville is a Delaware limited liability Issuer.  Angelo is a citizen of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares reported on the cover pages hereof to be held by the Reporting Persons (the “Common Shares”) were through the conversion of various convertible debentures on December 1, 2009 held by YA Global, the Series C 8% Convertible Preferred Stock (as defined in Item 4 below) (“Series C Shares”) dated February 17, 2006 and Series D Convertible Preferred Stock (as defined in Item 4 below) (“Series D Shares”) dated January 5, 2010 reported herein to be held by the Reporting Persons were derived from general working capital of YA Global.  A total of approximately $4,500,000 was paid to acquire the common shares, Series C Shares, Series D Shares and the Warrant reported herein.

SCHEDULE 13D
CUSIP No. 640505103	Page 9 of 15

ITEM 4.                      PURPOSE OF TRANSACTION

On January 5, 2010, the Issuer and YA Global executed an investment agreement (the "Investment Agreement"), which was funded on January 11, 2010.  Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to YA Global 25,000 Series D Shares of the Issuer's Series D Convertible Preferred Stock for a subscription price of $2,500,000.  Each Series D Share entitles the holder thereof to vote on an as-converted basis with the holders of the Issuer's common stock, par value $0.01 per share, for a period of ninety (90) days following the effective date of the Series D Certificate, resulting in one hundred thousand (100,000) votes for each one (1) share of the Series D Shares.  In addition, the Investment Agreement (a) contained customary representations and warranties of the signing parties, (b) indemnification rights, (c) a lock-up provision regarding sales by the Issuer's officers and directors of Common Stock, (d) a lock-up provision regarding YA's conversion of certain existing Series C Convertible Preferred Stock and certain outstanding debentures, both held by YA Global, into Common Stock, (e) a prohibition regarding the Issuer's filing of registration statements without YA's consent, (f) provisions regarding the Issuer's affectation of a 100:1 reverse stock split of the issued and outstanding shares of Common Stock (but without a reduction of the authorized amount of Common Stock) and a reduction of par value from $0.01 to $0.001, of its Common Stock, and (g) other matters as fully set forth in the Investment Agreement..

In connection and contemporaneously with the execution and delivery of the Investment Agreement, the Issuer also issued YA Global a Warrant (the "Warrant") to purchase 225,000,000 shares of Common Stock.  The Warrant grants to YA Global the right to purchase, at any time until January 5, 2017 225,000,000 shares of Common Stock at an exercise price of $0.01, or as adjusted, as set forth in the terms of the Warrant.  The Warrant prohibits YA Global from converting the Warrant to the extent such conversion would result in YA Global, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon the exercise of the Warrant held by YA Global.

Concurrently with the closing of the Investment Agreement the Issuer and YA Global also amended certain terms of the Series C Shares and certain outstanding debentures and warrants held by YA Global that are all convertible into Common Stock.

The Reporting Persons acquired the Common Shares on December 1, 2009 through the conversion of an outstanding debentures and a corresponding reduction in the principal and accrued and unpaid interest balance of such debentures in the amount of $530,987.00 in accordance with the terms of such debentures.

The Investment Agreement, Series D Shares, Warrant and amendment to certain terms of the Series C Shares and certain outstanding debentures and warrants held by YA Global that are all convertible into Common Stock, copies of which referenced as Exhibit 1 through 5 hereto, respectfully (which is corporate by reference Exhibits 3.1 through 3.3 and Exhibits 10.1 through 10.22 of the Current Report on Form 8-K filed by the Issuer on January 11, 2010) are each incorporated herein by reference.

The Reporting Persons evaluate the investment in the Issuer on an ongoing basis. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

SCHEDULE 13D
CUSIP No. 640505103	Page 10 of 15

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon the November 16, 2009 Form 10-Q of the Issuer, 2,176,040,904 Common Shares were outstanding as of November 9, 2009. Based on the foregoing, the Common Shares represent approximately 1.0% of the Common Shares outstanding as of such date, however on an as converted bases of the Series D Shares along with the Common Shares, the Subject Shares represent approximately 52.0% of the Common Shares outstanding as of such date for a period of 90 days from the effective date of the Series D Shares,.  Commencing ninety (90) days from the effective date of the Series D Certificate, no holder of the Series D Preferred Shares shall be entitled to convert the Series D Shares to the extent, but not only to the extent, that such conversion would, upon giving effect to such conversion, cause the aggregate number of shares of Common Stock beneficially owned by such Holder to exceed 9.99% of the outstanding shares of the Common Stock following such conversion and/or exercise of the derivative security.

The Issuer also owns a Warrant to purchase 225,000,000 shares of Common Stock.  The Warrant grants to YA Global the right to purchase, at any time until January 5, 2017 225,000,000 shares of Common Stock at an exercise price of $0.01, or as adjusted, as set forth in the terms of the Warrant.  The Warrant prohibits YA Global from converting the Warrant to the extent such conversion would result in YA Global, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon the exercise of the Warrant held by YA Global.

The Series C Shares has been amended to enable YA Global to purchase 14,113,000 shares of Common Stock at a price of $0.50 or 97% of the lowest closing bid during the previous (125) trading days.  The Series C Shares prohibits YA Global from converting the Series C Shares to the extent such conversion would result in YA Global, beneficially owning (as determined in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder) in excess of 9.9% of the then issued and outstanding shares of Common Stock, including shares issuable upon the exercise of the Series C Shares held by YA Global.

The Reporting Person also owns various convertible debentures and warrants that restrict the Reporting Persons the right to exercise or convert such security if, after such exercise or conversion, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, including, without limitation, any beneficial ownership determinations based on any Reporting Persons being deemed part of a group for purposes of Section 13(d), more than 4.99% of the number of shares of Common Stock then issued and outstanding, unless the Reporting Persons elect to increase or decrease their ownership limit (with any increase only being effective on 61 days prior written notice to the Issuer) to a different percentage not in excess of 9.99% (all of the foregoing, the "Blocker").

(b) YA Global has the sole power to vote and to dispose of all of the Subject Shares it owns.  Yorkville, as the Investment Manager, has the shared power to direct the vote and/or to direct the disposition of the Subject Shares directly owned by YA Global.  Angelo, as the Portfolio Manager of YA Global and President and Managing Member of Yorkville, has the shared power to direct the vote and/or to direct the disposition of the Subject Shares directly owned by YA Global.

Yorkville, as the Investment Manager of YA Global, and Angelo as the Portfolio Manager of YA Global and Managing Member of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Subject Shares.  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any Common Shares

(c) The trading activity for YA Global for the last 60 days is as follows:

Trade Date	Side	Security	Quantity	Ave. Cost
11/20/2009	sl	NEOM	(1,150,200)	0.014
11/23/2009	sl	NEOM	(1,000,000)	0.016
11/24/2009	sl	NEOM	(250,000)	0.014

SCHEDULE 13D
CUSIP No. 640505103	Page 11 of 15

12/1/2009	by	NEOM	22,068,966	0.012
12/1/2009	by	NEOM	23,705,753	0.012
12/1/2009	sl	NEOM	(3,780,000)	0.016
12/1/2009	sl	NEOM	(10,468,760)	0.016
12/1/2009	sl	NEOM	(751,240)	0.016
12/2/2009	sl	NEOM	(66,260)	0.013
12/2/2009	sl	NEOM	(583,740)	0.013
12/2/2009	sl	NEOM	(1,125,000)	0.012
12/3/2009	sl	NEOM	(562,500)	0.012
12/3/2009	sl	NEOM	(250,000)	0.011
12/3/2009	sl	NEOM	(217,500)	0.011
12/4/2009	sl	NEOM	(999,250)	0.011
12/4/2009	sl	NEOM	(100,000)	0.011
12/7/2009	sl	NEOM	(600,000)	0.012
12/7/2009	sl	NEOM	(600,000)	0.012
12/8/2009	sl	NEOM	(450,000)	0.013
12/8/2009	sl	NEOM	(550,000)	0.013
12/9/2009	sl	NEOM	(200,000)	0.013
12/9/2009	sl	NEOM	(100,000)	0.012
12/10/2009	sl	NEOM	(250,000)	0.012
12/11/2009	sl	NEOM	(375,000)	0.012
12/14/2009	sl	NEOM	(137,500)	0.012
12/14/2009	sl	NEOM	(400,000)	0.011
12/15/2009	sl	NEOM	(500,000)	0.011
12/16/2009	sl	NEOM	(250,000)	0.011
12/16/2009	sl	NEOM	(350,000)	0.011
12/17/2009	sl	NEOM	(842,500)	0.010

In addition, as described above, the Reporting Persons acquired the Common Shares upon conversion of outstanding Debentures on December 1, 2009.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares issuable to YA Global.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 4 above, on January 5, 2010, the Issuer and YA Global executed the Investment Agreement, which was funded on January 11, 2010.  Pursuant to the Investment Agreement, the Issuer agreed to issue and sell to YA Global 25,000 Series D Shares of the Issuer's Series D Convertible Preferred Stock for a subscription price of $2,500,000.  Each Series D Share entitles the holder thereof to vote on an as-converted basis with the holders of the Issuer's common stock, par value $0.01 per share, for a period of ninety (90) days following the effective date of the Series D Certificate, resulting in one hundred thousand (100,000) votes for each one (1) share of the Series D Shares.  In addition, the Investment Agreement (a) contained customary representations and warranties of the signing parties, (b) indemnification rights, (c) a lock-up provision regarding sales by the Issuer's officers and directors of Common Stock, (d) a lock-up provision regarding YA's conversion of certain existing Series C Convertible Preferred Stock and certain outstanding debentures, both held by YA Global, into Common Stock, (e) a prohibition regarding the Issuer's filing of registration statements without YA's consent, (f) provisions regarding the Issuer's affectation of a 100:1 reverse stock split of the issued and outstanding shares of Common Stock (but without a reduction of the authorized amount of Common Stock) and a reduction of par value from $0.01 to $0.001, of its Common Stock, and (g) other matters as fully set forth in the Investment Agreement. This summary description is qualified in its entirety by the terms of the Investment Agreement as fully set forth and attached hereto as Exhibit 10.1 which is hereby incorporated by reference herein.

SCHEDULE 13D
CUSIP No. 640505103	Page 12 of 15

In connection and contemporaneously with the execution and delivery of the Investment Agreement, the Issuer also issued YA Global a Warrant to purchase 225,000,000 shares of Common Stock.  The Warrant grants to YA Global the right to purchase, at any time until January 5, 2017 225,000,000 shares of Common Stock at an exercise price of $0.01, or as adjusted, as set forth in the terms of the Warrant.

Concurrently with the closing of the Investment Agreement the Issuer and YA Global also amended certain terms of the Series C Shares and certain outstanding debentures and warrants held by YA Global that are all convertible into Common Stock.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto, which is referenced as Appendix I hereto.

To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBITS

1.
Investment Agreement, dated January 5, 2010 by and among NeoMedia Technology, Inc. and YA Global Investments, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by NeoMedia Technology., Inc. on January 11, 2010).

2.
Certificate of Designation of the Series D Convertible Preferred Stock, par value $0.01 per share, dated January 5, 2010 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by NeoMedia Technology., Inc. on January 11, 2010).

SCHEDULE 13D
CUSIP No. 640505103	Page 13 of 15

3.
Warrant to purchase 225,000 shares of common stock at $0.01 per share, dated January 5, 2010 (incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K filed by NeoMedia Technology., Inc. on January 11, 2010).

4.
Certificate of Amended to the Certificate of Designation of the Series C 8% Convertible Preferred Stock, par value $0.01 per share, dated January 5, 2010 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NeoMedia Technology., Inc. on January 11, 2010).

5.
Amendments to certain terms of the certain outstanding debentures and warrants held by YA Global that are all convertible into Common Stock of the issuer, dated January 5, 2010 (incorporated by reference to Exhibit 10.2 through 10.22 to the Current Report on Form 8-K filed by NeoMedia Technology., Inc. on January 11, 2010).

SCHEDULE 13D
CUSIP No. 640505103	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2010	REPORTING PERSONS:

YA GLOBAL INVESTMENTS, L.P.
	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

/s/ Mark Angelo
Mark Angelo

SCHEDULE 13D
CUSIP No. 640505103	Page 15 of 15

Appendix I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that any schedule 13G or 13D filed with the Securities and Exchange Commission after the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.01 per share, of NeoMedia Technologies, Inc., a Delaware corporation (the "Issuer"), will be filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13g-1 under the Securities Exchange Act of 1934, as amended.

The undersigned, hereby severally and individually constitute and appoint Steven Goldstein, Chief Compliance Officer of Yorkville Advisors, LLC, the investment manager to YA Global Investments, L.P., and each of them, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any schedule 13G or 13D with respect to the Issuer and all amendments thereto with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 20, 2010

YA GLOBAL INVESTMENTS, L.P.
	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

/s/ Mark Angelo
Mark Angelo